EXHIBIT E
                               ENERSHOP, INC.
                           Statement of Cash Flows
                    For The Year Ended December 31, 1995


OPERATING ACTIVITIES
Net Income                                         $(107,730)
Change in Work in Progress                           (14,650)
Change in Organization Costs                        (170,701)
Change in Trade Acounts Payable                      123,292
Change in Accrued Federal Income Tax                 (35,549)
Total Operating Activities                          (205,338)

FINANCING ACTIVITIES
Change in Short Term Debt                            204,338
Stockholder Equity                                     1,000
                                                     205,338

Net Change in Cash & Cash Equivalents                      -

Cash at Beginning of Period                                -
Cash at End of Period                                      -
Net Change in Cash & Cash Equivalents               $      -